UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
SCINAI IMMUNOTHERAPEUTICS LTD. (formerly BioindVax Pharmaceuticals Ltd.)
(Name of Issuer)

Ordinary ADS Shares
(Title of Class of Securities)

09073Q204
(CUSIP Number)

Daniel E. Stone
1200 Brickell Avenue, #1470
Miami, FL 33131

Copy to:
David Tang
Dorsey & Whitney LLP
51 West 52nd Street
New York, NY 10029
                                                                                  (212) 415-9379
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  X

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09073Q204

1	NAMES OF REPORTING PERSONS Daniel E. Stone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 624,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 624,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.96%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer
(a)	Title of Class of Securities:
Ordinary ADS shares (the “Shares”)
(b)	Name of Issuer:
Scinai Immunotherapeutics Ltd. (the “Issuer”)
(c)	Address of Issuer’s Principal Executive Offices:
Jerusalem Biopark, 2nd Floor
Hadassah Ein Kerem Campus
Jerusalem Israel
Item 2.	Identity and Background
(a)	Name of Reporting Person:
Daniel E. Stone (“Reporting Person”)
(b)	Principal Business Address:
The principal business address of the Reporting Persons is: 1200 Brickell Avenue, Suite 1470, Miami, FL 33131
(c)	Occupation, Employment and Other Information:
The Reporting Person is engaged in the business of real estate investment.
(d)	Criminal convictions:
The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Civil proceedings:
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Citizenship:
United States
Item 3.	Source and Amount of Funds or Other Consideration:
The Shares were purchased on various dates from 2021 to 2023 on the NASDAQ stock exchange for an average price of $4.67 per share in cash.  The source of funds was personal funds.
Item 4.	Purpose of Transaction
The Reporting Person acquired the Shares for personal investment purposes.  The Shares were previously reported by the Reporting Person on Schedule 13G.  This Schedule 13D is being filed because the Reporting Person is evaluating his alternatives, which may include plans or proposals relating to the potential acquisition of additional securities of the issuer, or other plans or proposals within the scope of this Item 4.
Item 5.	Interest in Securities of the Issuer:

(a)	Number of shares as to which the Reporting Person has:
(i)	Sole power to vote or to direct the vote: 624,000
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 624,000
(iv)	Shared power to dispose or direct the disposition: 0
(v)	Aggregate amount of shares beneficially owned: 624,000
(vi)	Percent of class represented in Item (v) above: 12.96%

(b)	See (a).
(c)	Not applicable.
(d)	Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:
Not applicable.
Item 7.	Material to Be Filed as Exhibits:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 12, 2024	/s/ Daniel E. Stone Daniel E. Stone